Common Shares
Cusip No. L20708-10-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

The Cronos Group

(Name of Issuer)

Common Shares, $2.00 per share

(Title of Class of Securities)

No. L20708-10-0

(CUSIP Number)

Antonio Molestina, Esq.
520 Madison Avenue
2nd Floor
New York, New York 10022
(212) 418-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Marc H. Folladori
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002
(713) 238-3000

July 25, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Fortis Bank S.A./N.V. IRS ID No. 98-0507899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FB Transportation Capital LLC IRS ID No. 13-3015333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) CRX Acquisition Ltd. IRS ID No. - 98-0543485
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission (the “Commission”) by Fortis Bank S.A./N.V. (“Fortis Bank”), FB Transportation Capital LLC (“FB Transportation”) and CRX Acquisition Ltd. (“CRX”) (Fortis Bank, FB Transportation and CRX being referred to collectively as the “Reporting Persons”) to amend the Schedule 13D filed with the Commission on March 12, 2007, as amended by Amendment No. 1 to Schedule 13D filed on May 22, 2007 and Amendment No. 2 to Schedule 13D filed on June 28, 2007 (as so amended, the "Schedule 13D"), relating to the common shares, par value $2.00 per share (the "Common Shares"), of The Cronos Group, a Luxembourg limited liability company (société anonyme holding) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Schedule 13D.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is being filed to amend Items 3, 4 and 6 of the Schedule 13D, to describe certain changes in the financing structure for the Transactions (as that term is defined in Item 3 of this Amendment).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 28, 2007, the Issuer entered into an Asset Purchase Agreement (the “Assets Agreement”) with FB Transportation and CRX. The Assets Agreement provides that, upon the terms and subject to the conditions set forth in that agreement, CRX will acquire all of the assets of the Issuer and assume all of its liabilities (the “Assets Sale”). The Assets Sale and its related transactions (including the subsequent liquidation and dissolution of the Issuer), the purchase of marine container assets from CRX and its subsidiaries, and the assumption, repayment and refinancing of indebtedness of the Issuer and its subsidiaries, are referred to herein collectively as the “Transactions.” The description of the Transactions set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

CRX estimates that the total amount of funds necessary to consummate the Transactions will range between approximately $245.0 million and $260.0 million. Of this amount, approximately $6.8 million to $8.8 million cash will be funded by equity contributions to CRX by FB Transportation and certain current members of the senior management team of the Issuer (defined in Item 4 below as the “Management Investors”). CRX has received equity commitment letters from FB Transportation and each such individual, under which FB Transportation and these individuals have agreed severally to make aggregate capital contributions of up to $8.8 million to CRX in exchange for common shares of CRX. Certain Fortis employees (together, the “Fortis Employees”) (including Milton J. Anderson, a director and officer of CRX and FB Transportation, and Menno van Lacum, an officer and director of CRX and an officer of FB Transportation) have also entered into equity commitment letters with CRX dated June 7, 2007, whereby they have agreed severally to purchase at closing common shares of CRX for an aggregate amount of up to $3.0 million. In addition, within 60 days after the closing of the Transactions, third party investors may invest up to $4.0 million to purchase additional common shares of CRX at the same purchase price per share that FB Transportation, the Management Investors and the Fortis Employees pay at closing for their common shares.

The remainder of the sums required to complete the Transactions will be funded by FB Transportation, which simultaneously with the closing of the Transactions will cause FBC Ltd., a Bermuda limited liability company (“FBC”), and recently-formed wholly-owned subsidiary of FB Transportation, to purchase certain marine container assets from CRX that are acquired from the Issuer in the Assets Sale. In addition, CF Leasing Ltd., a Bermuda exempted company (“CF Leasing”) that is a joint venture 50%-owned by FB Transportation and 50%-owned by a subsidiary of the Issuer, will sell certain of the marine container assets that it owns to FBC. FB Transportation and its affiliates may also advance funds directly to CRX to fund the purchase price for the Issuer’s assets. The source of the cash equity contributions, the purchase price for the container assets and any advances to CRX and its subsidiaries from FBC and FB Transportation will be advances from affiliates of Fortis Bank.

From these funds, CRX will repay or cause to be repaid certain outstanding indebtedness of the Issuer and its subsidiaries and will pay certain transaction costs. From and after the closing of the Transactions, it is anticipated that CRX will engage in the business of managing marine container assets acquired from the Issuer and its subsidiaries and owned by FBC and CF Leasing, as well as marine container assets owned by other persons and entities.

The amounts described above should be considered approximations only. Because the actual amounts of indebtedness outstanding and actual asset values will not be known until on or about the time of the closing of the Transactions, these amounts are estimated and are subject to change.

ITEM 4. PURPOSE OF TRANSACTIONS.

On February 28, 2007, the Issuer entered into the Assets Agreement with FB Transportation and CRX, which agreement sets forth the terms and conditions of the Assets Sale. The purchase price for the assets is approximately $133.7 million. This price was negotiated to enable the Issuer to make a distribution in liquidation to its shareholders of $16.00 per share, without interest and subject to any required withholding of taxes. The closing sales price per share of the Common Shares of the Issuer on The Nasdaq Global Market on February 28, 2007, prior to the public announcement of the Assets Agreement, was $14.96.

The summary of the Assets Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Assets Agreement, which is filed as Exhibit 7.02 to the Schedule 13D and incorporated by reference in its entirety into this Item 4.

FBC has agreed that at the same time as the closing of the Assets Sale, it will purchase from CRX and its subsidiaries substantially all of the marine container assets that are presently owned by the Issuer and its subsidiaries. In addition, CF Leasing, a joint venture that is 50%-owned by a subsidiary of the Issuer and 50%-owned by FB Transportation, will sell a significant portion of its marine container assets to FBC. Two representatives of FB Transportation - Milton J. Anderson (chief executive officer and a member of the board of managers of FB Transportation) and Merijn Zondag (a member of the board of managers of FB Transportation) - are members of the board of directors of CF Leasing. CF Leasing owns and invests in marine container assets that are currently managed by the Issuer and its subsidiaries. The proceeds from these marine container sales, the cash equity contributions to CRX and any advances from FB Transportation and its affiliates to CRX, will be applied by CRX and its subsidiaries to pay the purchase price for the Assets Sale and to assume, repay or refinance indebtedness of the Issuer and its subsidiaries outstanding as of the closing date of the Assets Sale.

Following the completion of the Transactions, FBC will own substantially all of the marine container assets formerly owned by the Issuer and its subsidiaries, and a significant portion of the marine container assets formerly owned by CF Leasing. FB Transportation and a subsidiary of CRX will continue to own their 50% joint venture interests in CF Leasing, which will be a smaller asset-owning entity following the Transactions. CRX will manage the leasing activities for the marine container assets owned by FBC and CF Leasing, in addition to other marine container assets owned by third parties.

The closing of the Assets Sale and related matters are subject to (i) the consent of certain third parties and (ii) the approval by the Issuer's shareholders of the Assets Sale and related matters (including shareholder approval of a plan of liquidation and dissolution) at a special shareholders meeting of the Issuer that is scheduled to be held on August 1, 2007.

Assuming that the Assets Sale and related matters are consummated, the Issuer's Common Shares will be delisted from The Nasdaq Global Market and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CRX will be privately owned by certain members of the senior management team of the Issuer, FB Transportation and the Fortis Employees. In addition, following the closing, third-party investors may also purchase CRX common shares.

In connection with the execution of the Assets Agreement, on February 28, 2007, CRX entered into a Support Agreement (the “Support Agreement”) with certain director and management shareholders of the Issuer and their affiliates (the “Support Shareholders”). The Support Shareholders are (i) S. Nicholas Walker (a director of the Issuer), (ii) The Lion Fund Limited, York Lion Fund, L.P. and YorkProp Limited (affiliates of Mr. Walker), (iii) Dennis J. Tietz (the chairman and chief executive officer of the Issuer) and (iv) Peter J. Younger (the president of the Issuer). The Support Agreement obligates the Support Shareholders to: (i) vote all Common Shares owned by them in favor of the Assets Agreement and the transactions contemplated by the Assets Agreement, (ii) vote against any merger, business combination, or similar transaction (other than the Assets Sale and the other transactions contemplated by the Assets Agreement), and (iii) not transfer his or its Common Shares pending completion of the shareholder meetings to be called to approve the Assets Sale and the related transactions, or until the earlier termination of the Assets Agreement. The Support Shareholders also agreed to grant irrevocable proxies to CRX to vote the Common Shares owned by them, and they agreed that they would not transfer their Common Shares to third parties or enter into any voting agreement, voting trust or similar arrangement, or grant any other proxies with respect to their shares, except as permitted under the Support Agreement. The Support Shareholders own, in the aggregate, approximately 19% of the outstanding Common Shares of the Issuer.

The Issuer's board of directors also determined that the transactions contemplated by the Assets Agreement, including the Assets Sale, represented a “permitted offer” under the Issuer's shareholders' rights agreement, dated as of October 28, 1999. As a result, any requirement to issue any rights as provided under the rights agreement would not be triggered by the filing of a Schedule 13D due to the execution of the Support Agreement.

It is expected that following the closing of the Assets Sale, (i) Peter J. Younger, the current president of the Issuer, will become the chief executive officer of CRX, (ii) Frank P. Vaughan, the chief financial officer of the Issuer, will become the chief financial officer of CRX and (iii) John C. Kirby, the current senior vice president-operations of the Issuer, will serve CRX in a similar capacity. In addition, Dennis J. Tietz, currently the chairman and chief executive officer of the Issuer, is expected to become vice-chairman of the board of directors of CRX.

Messrs. Tietz, Younger, Vaughan and Kirby (the “Management Shareholders”) entered into equity commitment letter agreements with CRX dated February 28, 2007 (as amended on June 1, 2007), to purchase, immediately prior to the closing of the Assets Sale, for an aggregate amount of $2.0 million cash, 2,000,000 common shares of CRX at a price of $1.00 per share. The Management Shareholders may, in their discretion, and at the same per share price, purchase up to an additional $2.0 million of additional common shares of CRX at closing. FB Transportation also entered into an equity commitment letter agreement with CRX dated February 28, 2007 (as amended on May 22, 2007 and June 5, 2007), to purchase, immediately prior to the closing of the Assets Sale, for an aggregate amount of $4.8 million cash, 4,800,000 common shares of CRX at a price of $1.00 per share.

The Fortis Employees (including Milton J. Anderson, an officer and director of CRX and FB Transportation, and Menno van Lacum, an officer and director of CRX and an officer of FB Transportation) have also entered into equity commitment letters with CRX dated June 7, 2007, whereby they have severally agreed to purchase, immediately prior to the closing of the Assets Sale, common shares of CRX for an aggregate purchase price of up to $3.0 million. In addition, within 60 days after the closing of the Assets Sale, third party investors may invest up to $4.0 million to purchase additional common shares of CRX at the same purchase price per share that FB Transportation, the Management Investors and the Fortis Employees pay at closing for their common shares.

After the Transactions described in the preceding paragraphs are completed, it is presently estimated that the ownership distribution of equity in CRX shall be as follows: (i) FB Transportation will own between 30% and 39% of the outstanding common shares, (ii) the Management Shareholders will own between 26.0% and 34.0% of the outstanding common shares, (iii) the Fortis Employees will own between 15.0% and 19.0% of the outstanding common shares and (iv) third-party investors will own between 16.0% and 20.0% of the outstanding common shares. These percentages reflect a proposed grant of restricted newly-authorized Class B common shares of CRX to be granted to Mr. Younger at or shortly after the completion of the Transactions. It is currently expected that immediately following the completion of the Transactions, the entire board of directors of CRX would (for at least a two-year period) consist of five members: Messrs. Younger and Tietz, Milton J. Anderson and Menno van Lacum (who are currently directors of CRX) and one additional director to be designated by the mutual consent of Messrs. Younger and Tietz and FB Transportation.

Messrs. Tietz and Younger have also agreed to enter into employment agreements with CRX to be effective at the closing of the Assets Sale. Mr. Younger's employment agreement will provide that he be granted an award of 1.3 million restricted Class B common shares of CRX, to vest over time (or to vest sooner upon a “change in control” of CRX, CRX's termination of Mr. Younger without cause or Mr. Younger's resignation for “good reason”). Messrs. Vaughan's and Kirby's current employment agreements with a subsidiary of the Issuer are expected to remain in effect and should not be affected by the Assets Sale and the related transactions contemplated under the Assets Agreement.

The Assets Agreement requires the Issuer, subject to certain exceptions, to: (i) conduct its business in the ordinary course and consistent with past practice during the period between execution of the Assets Agreement and closing of the Assets Sale, and (ii) not engage in certain transactions outside of the ordinary course of its business during such period. The Assets Agreement prohibits the Issuer from making dividend distributions to its shareholders prior to closing of the Assets Sale or the earlier termination of the Assets Agreement, except for: (a) a $0.08 per share dividend declared by the Issuer's board of directors for the first calendar quarter of 2007, and (b) if the closing of the Assets Sale has not occurred by August 15, 2007, then at the discretion of the Issuer's board of directors, a dividend for the third calendar quarter of 2007 that will be consistent with the dividend declared by the Issuer's board on November 9, 2006.

The payment obligations of CRX and FB Transportation under the Assets Agreement are guaranteed by Fortis Bank's Cayman Islands Branch.

The Reporting Persons do not plan to acquire additional Common Shares of the Issuer or dispose of any Common Shares, although they do reserve the right to do so. The Assets Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the Nasdaq Global Market and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Transactions and related matters set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007

FORTIS BANK S.A./N.V.

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact

FB TRANSPORTATION CAPITAL LLC

By:	/s/ Milton J. Anderson
Name: Milton J. Anderson
Title: Chief Executive Officer

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact

CRX ACQUISITION LTD.

By:	/s/ Milton J. Anderson
Name: Milton J. Anderson
Title: President

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact